K EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

[redacted]

Adit Lalxuthai, Ph.D.
First Senior Vice President

08001237

12g3-2(b) File No.82-4922

Ref No. OS.056/2008

SUPPL

February 25, 2008

SEC Mail
Mail Processing
Section
FEB 27 2008
Washington, DC
109

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Feb 25, 08

PROCESSED
MAR 17 2008
THOMSON
FINANCIAL

3/13

ธนาคารกสิกรไทย
KASIKORNBANK

Summary Statement of Assets and Liabilities [1/]

As at 31 January 2008

Assets	Baht
Cash	20,930,712,120.50
Interbank and money market items	64,159,179,465.90
Securities purchased under resale agreements	-
Investments in securities, net	105,764,860,745.51
(with obligations 5,643,501,695.24 Baht)	
Credit advances (net of allowance for doubtful accounts)	744,405,698,588.89
Accrued interest receivables	1,192,815,038.56
Properties foreclosed	11,255,551,550.04
Customers' liabilities under acceptances	1,373,343,229.40
Premises and equipment, net	24,090,197,547.19
Other assets	29,660,828,324.54
Total Assets	1,002,853,186,587.59
Customers' liabilities under unmatured bills	6,317,806,649.10
Total	1,009,170,993,236.69

Liabilities	Baht
Deposits	791,675,526,641.86
Interbank and money market items	16,868,754,917.62
Liabilities payable on demand	7,217,051,277.01
Securities sold under repurchase agreements	-
Borrowings	52,052,585,801.01
Bank's liabilities under acceptances	1,373,343,226.46
Other liabilities	30,288,843,230.05
Total liabilities	899,526,705,093.88
Shareholders' equity	
Paid-up share capital	
(registered share capital Baht 30,480,146,970.00)	28,932,601,930.00
Reserves and net profit after appropriation	58,925,381,072.86
Other reserves and profit and loss account	20,488,498,491.38
Total shareholders' equity	108,326,481,493.76
Total Liabilities and Shareholders' Equity	1,002,853,186,587.59
Bank's liabilities under unmatured bills	6,317,806,649.10
Total	1,009,170,993,236.69

	Baht
Non-Performing Loans 2/(net) as at 31 December 2007 (Quarterly)	15,776,304,638.74
(2.05% of total loans after allowance for doubtful accounts of Non-Performing Loans)	
Required provisioning for loan loss, as at 31 December 2007 (Quarterly)	21,406,970,987.94
Actual allowance for doubtful accounts	24,757,432,709.24
Loans to related parties	27,666,969,450.69
Loans to related asset management companies	3,475,000,000.00
Loans to related parties due to debt restructuring	816,245,157.16
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Legal capital fund	112,706,032,598.44
Changes in assets and liabilities this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	-
Significant contingent liabilities	
Avals to bills and guarantees of loans	1,239,146,457.72
Letters of credit	22,255,389,892.05

1/ This Summary Statement has not been reviewed or audited by Certified Public Accountant

2/ Non-Performing Loans (gross) as at 31 December 2007 (Quarterly) 31,914,750,240.02

(4.06% of total loans before allowance for doubtful accounts)

END MW